UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                                Open Market, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.001 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   68370M 10 0
                          ----------------------------
                                 (CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No.   68370M 10 0                                              Page 2 of 7
          ----------------

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         David K. Gifford

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a)  [   ]
                                                                      (b)  [   ]

3.       SEC USE ONLY


4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America

                           5.       SOLE VOTING POWER

                                    1,822,500 (includes 150,000 shares which Dr.
                                    Gifford has the right to acquire within
                                    sixty (60) days of December 31, 1998).
 NUMBER OF
  SHARES                   6.       SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                          0
   EACH
 REPORTING                 7.       SOLE DISPOSITIVE POWER
  PERSON
   WITH                             1,822,500 (includes 150,000 shares which Dr.
                                    Gifford has the right to acquire within
                                    sixty (60) days of December 31, 1998).

                           8.       SHARED DISPOSITIVE POWER

                                    0


9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,822,500 (includes 150,000 shares which Dr. Gifford has the right to acquire within sixty (60) days of December 31, 1998).


10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES [ X ]


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CUSIP No.   68370M 10 0                                              Page 3 of 7
          ----------------



11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         5.1%

12.      TYPE OF REPORTING PERSON

         IN


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CUSIP No.   68370M 10 0                                              Page 4 of 7
          ----------------

Item 1(a).        Name of Issuer.

         Open Market, Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices.

         One Wayside Road
         Burlington, MA  01803


Item 2(a).        Name of Person Filing:

         David K. Gifford

Item 2(b).        Address of Principal Office or, if None, Residence:

         545 Technology Square
         Cambridge, MA 02139




Item 2(c).        Citizenship:

         United States of America

Item 2(d).        Title of Class of Securities:

         Common Stock, $.001 par value per share

Item 2(e).        CUSIP Number:

         68370M 10 0

Item 3.

         Not Applicable.

Item 4.           Ownership:

         (a) Amount Beneficially Owned:

         1,822,500 shares (includes 150,000 shares which Dr. Gifford has the right to acquire within 60 days of December 31, 1998.)

         (b) Percent of Class:

         5.1%




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CUSIP No.   68370M 10 0                                              Page 5 of 7
          ----------------



         (c) Number of shares as to which such person has:

                  (i)          sole power to vote or to direct the vote:

                               1,822,500 shares (includes 150,000 shares which Dr. Gifford has the right to acquire within 60 days of December 31, 1998);

                  (ii)         shared power to vote or to direct the vote:

                               0 shares;

                  (iii)        sole power to dispose or to direct the
                               disposition of:

                               1,822,500 shares (includes 150,000 shares which Dr. Gifford has the right to acquire within 60 days of December 31, 1998);

                  (iv) shared power to dispose or to direct the disposition of:

                               0 shares.

         Does not include 500,000 shares of Common Stock owned by a trust for the benefit of Dr. Gifford's minor children. Dr. Gifford disclaims beneficial ownership of such shares of Common Stock pursuant to Rule 13d-4.


Item 5.  Ownership of Five Percent or Less of a Class:

         Not Applicable

Item 6.           Ownership of More Than Five Percent on Behalf of Another
                  Person:

         Not Applicable

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported by the Parent Holding
                  Company:

         Not Applicable

Item 8.           Identification and Classification of Members of the Group:


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CUSIP No.   68370M 10 0                                              Page 6 of 7
          ----------------




         Not Applicable

Item 9.  Notice of Dissolution of Group:

         Not Applicable

Item 10.  Certification:

         Not Applicable


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CUSIP No.   68370M 10 0                                              Page 7 of 7
          ----------------



                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


March 9, 1999


                                               /s/ David K. Gifford
                                               ---------------------------------
                                               David K. Gifford, Ph.D.